  Exhibit 99.1

Central Puerto S.A.

Announcement of Approval of Dividend Distribution

November 22, 2019

To whom it may concern:

I am writing to you, in my capacity of Head of Market Relations of Central Puerto S.A. (the “Company”) in order to inform you that the shareholders, at the Ordinary General Shareholders’ Meeting held today (the “Meeting”), decided the following, among other issues:

1°) To partially release the Optional Reserve originally constituted in order to improve the solvency of the Corporation,

2°) To distribute the released amount as dividends. Moreover, and in accordance with the CNV General Resolution No. 777/2018, the amount subject to distribution shall be equivalent to Ps $ 0.710000000 (Argentine pesos) per ordinary share, equivalent to Ps. $ 7.1 (Argentine pesos per ADR), after applying the adjustment factor of 3.293482091% corresponding to the October 2019 price index.

 I hereby inform you that the Record Date for ADR holders in connection with the dividend approved at the Meeting will be December 2, 2019.

Yours sincerely,

Leonardo Marinaro

Legal Affairs Manager

Head of Market Relations

CENTRAL PUERTO S.A.